Exhibit 1A-6.4

SUBSCRIPTION

TO: GEAR CAPITAL INC. (the “Corporation”)

The undersigned subscribes for 6,300,000 Common Shares (the “Shares”) of the Corporation and tenders with this subscription the sum of $6.30 in full payment of the aggregate subscription price for the Shares.

The undersigned requests that the Shares be issued to the undersigned and that a certificate representing the Shares be issued in the name of the undersigned.

The delivery of an executed copy of this Subscription, by facsimile or by electronic transmission shall be deemed to be the equivalent of the delivery of an original executed copy thereof.

Dated: October 4, 2019